THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

November 22, 2010

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 42

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to JoAnn Strasser with respect to Post-Effective Amendment No. 42 to the Registrant’s Registration Statement (the “Amendment”) and the Camelot Absolute Income Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1. Please delete the address and contact information and the first sentence on the cover page of the Prospectus. Response: The requested information has been deleted.

Comment 2.

Please revise the name of the Fund – if the primary strategy of the Fund is to write options, the option premiums are gains for income and tax accounting purposes, rather than “income”.  Consequently, the Fund should not use “income” as part of its name.

Response: The Fund’s name has been changed to the “Camelot Premium Return Fund” to better reflect the Fund’s primary strategy of generating returns from option premiums.

Comment 3.

If the Fund retains “income” in its name, please revise the investment objective of the Fund so that the primary objective is to generate income and any total return objective would be secondary.

Response: The Fund’s name was changed as requested.  Additionally, please note that the discussion regarding the use of short straddles (simultaneously selling put and call options on the same stock) will me moved from the discussion of the Fund’s principal investment strategies in the Prospectus to the Fund’s Statement of Additional Information, as the use of short straddles will not constitute a principal strategy of the Fund.

Comment 4.

In the fee table, please revise the caption for “Maximum Deferred Sales Charge (Load)” to reflect the parenthetical in Form N-1A.

Response: The caption has been revised to read “Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or redemption proceeds)”.

Comment 5.

In the “Portfolio Turnover” paragraph below the expense examples, please move the second through fourth sentences to the principal strategy section of the summary and the statutory prospectus.

Response: The prospectus has been revised as requested.

Comment 6.

Throughout the prospectus and SAI, please revise any references to generating “income” from writing options to refer to generating “gains”.

Response: The prospectus has been revised as requested.

Comment 7.

In the “Principal Investment Strategies” section, please disclose the capitalization range for equity issuers in which the Fund invests.  Additionally, if the Fund invests in small or mid-capitalization companies, please add a risk disclosure to the “Principal Risks of Investing in the Fund” section.

Response: The prospectus has been revised as requested. The capitalization range for equity issuers is $1 billion and greater; therefore, risk disclosures for small and mid-capitalization companies were added.

Comment 8.

In the “Principal Risks of Investing in the Fund” section of the statutory prospectus, please delete the fourth sentence unless the Fund is sold by a bank-related entity.

Response: The sentence has been deleted.

Comment 9.

In the “For More Information” section of the Prospectus, please revise the address of the SEC’s Public Reference Section to include a zip code of 20549-1520.

Response: The above-referenced address has been corrected.

Comment 10.

In the “Compensation of the Board of Trustees” section of the SAI, please disclose the number of Funds overseen by each Trustee per Instruction 6 of Item 17(c)(1).  Additionally, please estimate each Trustee’s aggregate compensation from the fund for the current fiscal year per Instruction 2 to item 17(c) and add a footnote to the table noting that the amount is an estimate.

Response: The SAI has been revised as requested.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP